Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

DEALERTRACK TECHNOLOGIES, INC.

at

$63.25 Net Per Share

by

RUNWAY ACQUISITION CO.

a wholly owned direct subsidiary

of

COX AUTOMOTIVE, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JULY 24, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 12, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Dealertrack. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dealertrack (the “Merger”), with Dealertrack continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Dealertrack or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist and no consideration or payment shall be delivered in connection therewith, (ii) by a wholly owned subsidiary of Dealertrack or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Dealertrack prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive $63.25 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Dealertrack will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Antitrust Law Condition, (iii) the Governmental Authority Condition, (iv) the Representations Condition, (v) the Covenants Condition and (vi) the Material Adverse Effect Condition, each as described and defined below. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the

Offer and not validly withdrawn on or prior to midnight (New York City time) on July 24, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) together with any Shares then owned by Parent or its subsidiaries, represent a majority of the outstanding Shares as of the Expiration Date. The Antitrust Law Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or otherwise been terminated at or prior to the Expiration Date. Under the HSR Act, each of Parent and Dealertrack is required to file a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer, which filings were made on June 19, 2015. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger. The Representations Condition requires that certain representations and warranties made by the Company in the Merger Agreement be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement. The Covenants Condition requires that Dealertrack materially comply with all material covenants pursuant to the Merger Agreement. The Material Adverse Effect Condition requires that since June 12, 2015, there shall not have occurred and be continuing as of the Expiration Date a Company Material Adverse Effect (or any event, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), in each case as defined under the Merger Agreement. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

After careful consideration, the board of directors of Dealertrack duly and unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Dealertrack’s stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of Dealertrack accept the Offer and tender their Shares to Purchaser in the Offer.

A summary of the principal terms of the Offer appears on pages S-1 through S-1. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

June 26, 2015

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case by the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (or one in substantially the same form) (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Stockholders may call toll free: (877) 456-3463

Banks and Brokers may call toll free: (888) 750-5834

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Purchaser has included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Dealertrack contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser by Dealertrack or has been taken from or is based upon publicly available documents or records of Dealertrack on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Purchaser has not independently verified the accuracy and completeness of such information. Purchaser has no knowledge that would indicate that any statements contained herein relating to Dealertrack provided to Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share of Dealertrack Technologies, Inc.

Price Offered Per Share	$63.25 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)

Scheduled Expiration of Offer	Midnight (New York City time) on July 24, 2015, unless the Offer is extended or terminated in accordance with the Merger Agreement (as described below). See Section 1 — “Terms of the Offer.”

Purchaser	Runway Acquisition Co., a Delaware corporation and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation

Who is offering to purchase my shares?

Runway Acquisition Co., or Purchaser, a wholly owned direct subsidiary of Cox Automotive, Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Dealertrack. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Cox Automotive, Inc. alone, the term “Purchaser” to refer to Runway Acquisition Co. alone and the terms “Dealertrack” and the “Company” to refer to Dealertrack Technologies, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Dealertrack on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Dealertrack common stock that are the subject of the Offer.

See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Dealertrack. If the Offer is consummated, Parent intends to have Purchaser consummate the Merger (as described below) as soon as practicable following the consummation of the Offer. Upon consummation of the Merger (as described below), Dealertrack will cease to be a publicly traded company and will be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $63.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Dealertrack have entered into an Agreement and Plan of Merger, dated as of June 12, 2015 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Dealertrack (the “Merger”).

See Section 11 — “The Merger Agreement” and Section 15 — “Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $4.7 billion to complete the Offer and the Merger, to repay, repurchase or pay the conversion price with respect to certain existing indebtedness of Dealertrack, and to pay related transaction fees and expenses. Parent has significant assets and operations, including owning all of the outstanding equity interests in, among other entities, AutoTrader.com, Inc., Kelley Blue Book, Inc., Manheim Remarketing, Inc., Manheim Investments, Inc., vAuto, Inc., VINSolutions, Inc., Xtime, Inc., HomeNet, Inc. and NextGear Capital, Inc. Parent expects that it will have at the completion of the Offer and the closing of the Merger access to sufficient cash to fund such purposes from all or a combination of the following: operations, issuances by Parent’s direct parent company, Cox Enterprises, Inc. (“CEI”), of commercial paper, borrowings by CEI under its existing bank facility with JPMorgan Chase Bank, N.A., as administrative agent, borrowings by CEI under a new $1.85 billion unsecured bank term loan to be arranged by Citigroup Global Markets Inc., proceeds of $750 million common equity investment from investment funds affiliated with BDT Capital Partners, LLC (“BDT Capital Partners”) or other sources, including borrowings by CEI under a $1.85 billion unsecured bridge loan commitment provided by Citigroup Global Markets Inc. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger;

•	Parent has significant assets and operations, including owning all of the outstanding equity interests in, among other entities, AutoTrader.com, Inc., Kelley Blue Book, Inc., Manheim Remarketing, Inc., Manheim Investments, Inc., vAuto, Inc., VINSolutions, Inc., Xtime, Inc., HomeNet, Inc. and NextGear Capital, Inc.; and

•	Parent’s access to cash from funds received from operations, issuances of commercial paper, borrowings under CEI’s existing bank facility with JPMorgan Chase Bank, N.A., as administrative agent, borrowings under a new $1.85 billion unsecured bank term loan to be arranged by Citigroup Global Markets Inc. and proceeds of $750 million common equity investment from investment funds affiliated with BDT Capital Partners is sufficient to provide us with funds to purchase all Shares tendered pursuant to the Offer and to complete the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until midnight (New York City time) on July 24, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on July 27, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.” Under the terms of the Merger Agreement, the Effective Time will occur on the Offer Closing Date.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of up to 5 business days each (or up to 20 business days if Parent so desires and the Company consents in writing prior to such extension) in order to ensure satisfaction of the Offer Conditions and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or The NASDAQ Stock Market, LLC (“NASDAQ”). Except in the event that the only condition to the Offer not satisfied or waived is the Antitrust Law Condition or the Governmental Authority Condition, in no event will the Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond March 15, 2016 (the “Outside Date”) unless at such time (i) all of the conditions to the Offer are satisfied (except the Antitrust Law Condition, the Governmental Authority Condition and other conditions that are to be satisfied at the Offer Closing), then the Offer may be extended up to an additional 60 days in accordance with the Merger Agreement or (ii) Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	that there shall have been validly tendered in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) and not properly withdrawn by the Expiration Date that number of Shares which, together with the number of Shares (if any) then owned by Parent (or its subsidiaries), represent a majority of the outstanding Shares (the “Minimum Condition”);

•	that the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act at or prior to the Expiration Date (the “Antitrust Law Condition”);

•	that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger; provided that Parent and Purchaser have used reasonable best efforts to oppose any such action by such governmental authority (the “Governmental Authority Condition”);

•	the accuracy of certain representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of the Company in all material respects with all material agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	that since June 12, 2015, no Company Material Adverse Effect (as described below) or event, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect shall have occurred and be continuing as of the Expiration Date (the “Material Adverse Effect Condition”);

•	that the Purchaser receive a certificate of the Company, executed by an authorized officer of the Company stating that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been met; and

•	that the board of directors of the Company shall not have withdrawn or modified in a manner adverse to Purchaser its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant thereto.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the prior written consent of Dealertrack, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

See Section 15 — “Conditions to the Offer.”

Have any Dealertrack stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by using the enclosed Notice of Guaranteed Delivery (or one substantially the same form) and having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until midnight (New York City time) on the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of August 24, 2015, which is the 60th day after the date of the commencement of the Offer, you may withdraw them at any time after that date until we accept your Shares for payment. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

Has the Offer been approved by the Company’s board of directors?

After careful consideration, the board of directors of Dealertrack duly and unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Dealertrack’s stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of Dealertrack accept the Offer and tender their Shares to Purchaser in the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Dealertrack.” A more complete description of the reasons of Dealertrack’s board of directors’ approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Dealertrack.

If the Offer is completed, will Dealertrack continue as a public company?

No. As soon as practicable following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law and the Merger Agreement, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. In addition, immediately following the consummation of the Merger we expect to cause the Surviving Corporation to delist the Shares from NASDAQ.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Condition is satisfied and we accordingly acquire at least a majority of the outstanding Shares in the Offer then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Dealertrack pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Minimum Condition is not satisfied, pursuant to the Merger Agreement we are not required to accept the Shares for purchase or consummate the Merger and we are not permitted to accept the Shares tendered without the Company’s consent.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Dealertrack (i) will not be required to vote on the Merger, (ii) will be entitled to seek appraisal rights under Delaware law in connection with the Merger if they do not tender Shares in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same cash consideration, without interest and less any applicable withholding taxes, in the Merger for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement,” Section 12 — “Purpose of the Offer; Plans for Dealertrack — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On June 12, 2015, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $39.85. On June 25, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $62.71. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Dealertrack will not declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Dealertrack.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under certain Dealertrack equity compensation plans. If you hold a stock option to purchase Shares that is exercisable you may, in accordance with the terms and conditions governing such stock option, and, subject to any applicable blackout period(s), exercise the stock option for Shares and thereafter participate in the Offer, subject to the terms and conditions governing the Offer. Any stock options which remain outstanding and unexercised as of the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company Options.”

What will happen to my restricted stock unit awards in the Offer?

The Offer is made only for Shares and is not made for any award of restricted stock units that was granted under certain Dealertrack equity compensation plans. Any award of restricted stock units outstanding as of the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company Share Units.”

What will happen to my performance share unit awards in the Offer?

The Offer is made only for Shares and is not made for any award of performance share units that was granted under certain Dealertrack equity compensation plans. Any award of performance share units outstanding as of the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company Share Units.”

What will happen to my deferred share unit awards in the Offer?

The Offer is made only for Shares and is not made for any award of deferred share units that was granted under certain Dealertrack equity compensation plans. Any award of deferred share units outstanding as of the Effective Time shall be treated as provided in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement — Merger Agreement — Treatment of Company Share Units.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes. However, the tax consequences of the Offer or Merger will depend on your particular circumstances so we urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated toll-free at (877) 456-3463. Banks and brokers may call toll-free at (888) 750-5834. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Dealertrack Technologies, Inc.:

Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”) is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack” or the “Company”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of June 12, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Dealertrack. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dealertrack (the “Merger”), with Dealertrack continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Dealertrack or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist and no consideration or payment shall be delivered in connection therewith, (ii) by a wholly owned subsidiary of Dealertrack or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Dealertrack prior to the Effective Time, or (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically converted into the right to receive $63.25 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Dealertrack will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of Dealertrack’s equity and equity-based compensation awards.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Condition, (ii) the Antitrust Law Condition, (iii) the Governmental Authority Condition, (iv) the Representations Condition, (v) the Covenants Condition and (vi) the Material Adverse Effect Condition, each as described below. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to midnight (New York City time) on July 24, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) together with any Shares then owned by Parent or its subsidiaries, represent a majority of the outstanding Shares as of the Expiration Date. The Antitrust Law Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) shall have expired or been terminated at or prior to the Expiration Date. Under the HSR Act, each of Parent and Dealertrack is required to file a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer, which filings were made on June 19, 2015. The Governmental Authority Condition requires that no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or the Merger. The Representations Condition requires that certain representations and warranties made by the Company in the Merger Agreement be accurate, subject to the materiality and other qualifications set forth in the Merger Agreement. The Covenants Condition requires that Dealertrack materially comply with all material covenants pursuant to the Merger Agreement. The Material Adverse Effect Condition requires that since June 12, 2015, there shall not have occurred and be continuing as of the Expiration Date a Company Material Adverse Effect (or any event, development or circumstance that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect), as such term is defined under the Merger Agreement. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

After careful consideration, the board of directors of Dealertrack, duly and unanimously adopted resolutions (i) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Dealertrack’s stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) recommending that the stockholders of Dealertrack accept the Offer and tender their Shares to Purchaser in the Offer.

A more complete description of Dealertrack’s board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Dealertrack (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer; Reasons for the Recommendation of the Board.”

Dealertrack has advised Parent that, as of June 23, 2015, there were (i) 55,123,281 Shares issued and outstanding, and (ii) 9,043,671 Shares authorized and reserved for future issuance under certain of Dealertrack’s equity compensation plans including, as of June 23, 2015, outstanding stock options (excluding outstanding options under Dealertrack’s employee stock purchase plan) to purchase 2,401,008 Shares, 1,038,016 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards, 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards (which number is based on the maximum percentage for all such awards), 70,097 shares reserved for issuance upon settlement of outstanding Company deferred share unit awards and 1,011,675 Shares eligible for issuance under Dealertrack’s employee stock purchase plan. As of June 23, 2015, assuming the Offer expired on that date, the Minimum Condition would be satisfied if at least approximately 27,561,641 Shares are validly tendered and not validly withdrawn.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of the Company immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger under the DGCL without a vote of the stockholders of Dealertrack.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered by the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs, which shall be July 24, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing Date.” The time at which the Merger becomes effective is referred to as the “Effective Time.” Under the terms of the Merger Agreement, the Effective Time will occur on the Offer Closing Date.

The Offer is conditioned upon, among other things, (a) the Termination Condition and (b) the satisfaction of (i) the Minimum Condition, (ii) the Antitrust Law Condition, (iii) the Governmental Authority Condition, (iv) the Representations Condition, (v) Covenants Condition and (vi) the Material Adverse Effects Condition, and the other conditions described in Section 15 — “Conditions to the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods of up to 5 business days each (or up to 20 business days if Parent so elects and the Company consents in writing prior to such extension) in order to enable the Offer Conditions to be satisfied and (ii) for any period required by applicable law or any applicable rules, regulations, interpretations or positions of the SEC or its staff or The NASDAQ Stock Market, LLC (“NASDAQ”). In no event will Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond March 15, 2016 (the “Outside Date”) unless at such time (i) all of the conditions to the Offer are satisfied (except the Antitrust Law Condition, the Governmental Authority Condition and other conditions that are to be satisfied at the Offer Closing), then the Offer may be extended up to an additional 60 days in accordance with the Merger Agreement or (ii) Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Dealertrack, we are not permitted to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to holders of Shares, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (viii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing press releases and making any appropriate filings with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment of Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in terms or information. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Pursuant to the terms of the Merger Agreement, we are not permitted to provide a subsequent offering period for the Offer without prior written approval of Dealertrack.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Merger Agreement — Termination.”

Immediately following the purchase of Shares in the Offer, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Dealertrack pursuant to Section 251(h) of the DGCL.

Dealertrack has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Dealertrack and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or promptly after the Expiration Date. If we, with the prior written approval of

Dealertrack, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act and the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address, (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (C) the tendering stockholder must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery”, in each case by the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase (or substantially the same form) is received by the Depositary (as provided below) by the Expiration Date; and

•	the Share Certificates (or a Book-Entry Confirmation ) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) using the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser (or substantially the same form).

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery by the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights with respect to such Shares and other related securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Dealertrack in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding on the cash received pursuant to the Offer or Merger. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (generally a social security number, in the case of an individual, or employer identification number in the case of other stockholders) provided is correct, and that such stockholder is not subject to backup withholding. To avoid backup withholding, foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such foreign stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.    Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight (New York City time) on the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 24, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time by the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal subject to applicable law as applied by a court of competent jurisdiction, and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Certain United States Federal Income Tax Consequences.

The following is a general summary of the material United States federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) of Dealertrack whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the application of the Medicare tax on net investment income under Section 1411 of the Code, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, but not limited to, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers or brokers in securities or foreign currencies, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who receive cash pursuant to the exercise of appraisal rights, and stockholders who received Shares pursuant to the exercise or settlement of employee stock options, stock purchase rights, restricted stock units or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate that is subject to United States federal income tax on its income regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, as well as any consequences arising under the alternative minimum tax and any state, local and foreign tax laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year at the time of the exchange of Shares pursuant to the Offer or the Merger, as the case may be. Long-term capital gain recognized by a non-corporate U.S. Holder is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

A stockholder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.    Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “TRAK”. Dealertrack advised Parent that, as of June 23, 2015, there were (i) 55,123,281 Shares issued and outstanding, and (ii) 9,043,671 Shares authorized and reserved for future issuance under certain of Dealertrack’s equity compensation plans including, as of June 23, 2015, outstanding stock options (excluding outstanding options under Dealertrack’s employee stock purchase plan) to purchase 2,401,008 Shares, 1,038,016 Shares reserved for issuance upon settlement of outstanding Company restricted stock unit awards, 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards (which number is based on the maximum percentage for all such awards), 70,097 shares reserved for issuance upon settlement of outstanding Company deferred share unit awards and 1,011,675 Shares eligible for issuance under Dealertrack’s employee stock purchase plan. In addition, (i) as of June 23, 2015, 3,450,168 Shares were held in treasury and (ii) no Shares were held by a subsidiary of Dealertrack.

The table below sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on NASDAQ, and the cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2012
First Quarter	$31.90	$25.79	$—
Second Quarter	31.98	25.20	—
Third Quarter	30.77	26.88	—
Fourth Quarter	29.09	23.31	—
Year Ended December 31, 2013
First Quarter	$33.62	$28.62	$—
Second Quarter	36.00	26.28	—
Third Quarter	42.91	35.00	—
Fourth Quarter	50.30	36.66	—
Year Ended December 31, 2014
First Quarter	$58.84	$42.61	$—
Second Quarter	50.04	38.12	—
Third Quarter	47.46	36.43	—
Fourth Quarter	50.59	38.67	—
Year Ended December 31, 2015
First Quarter	$45.35	$36.76	$—
Second Quarter (through June 23, 2015)	63.19	36.85	—

On June 12, 2015, the trading day before the public announcement of the execution of the Merger Agreement and the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ was $39.85. On June 25, 2015, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $62.71. Stockholders are encouraged to obtain a recent market quotation for Shares before deciding whether to tender Shares.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Dealertrack will not, and will not allow its subsidiaries to, declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Dealertrack or any subsidiary of Dealertrack, subject to limited exceptions.

7.    Certain Information Concerning Dealertrack.

Except as specifically set forth herein, the information concerning Dealertrack contained in this Offer to Purchase has been taken from or is based upon information furnished by Dealertrack or its representatives or upon publicly available documents and records on file with the SEC and other public sources. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information in Dealertrack public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. Dealertrack was incorporated as a Delaware corporation in August 2001. Dealertrack’s principal offices are located at 1111 Marcus Ave., Suite M04, Lake Success, NY 11042 and its telephone number is (516) 734-3600. The following description of Dealertrack and its business has been taken from Dealertrack’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and is qualified in its entirety by reference to such Form 10-K. Dealertrack provides web-based software solutions and services that enhance efficiency and profitability for all major segments of the automotive retail industry, including dealers, lenders, OEMs, third-party retailers, aftermarket providers and other service providers.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Dealertrack is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Dealertrack’s directors and officers, their remuneration, stock options granted to them, the principal holders of Dealertrack’s securities, any material interests of such persons in transactions with Dealertrack and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 22, 2015 and distributed to Dealertrack’s stockholders on April 22, 2015. Certain of this information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Dealertrack, that file electronically with the SEC.

Stockholders are encouraged to review Dealertrack’s Schedule 14D-9 carefully and in its entirety before deciding whether to tender Shares.

8.    Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a Delaware corporation. Parent’s business owns, among other assets and operations, all of the outstanding equity interests in, among other entities, AutoTrader.com, Inc., Kelley Blue Book, Inc., Manheim Remarketing, Inc., Manheim Investments, Inc., vAuto, Inc., VINSolutions, Inc., Xtime, Inc., HomeNet, Inc. and NextGear Capital, Inc. Parent is a leading provider of products and services that span the automotive ecosystem worldwide. Headquartered in Atlanta, Georgia, Parent employs nearly 24,000 employees in over 150 locations worldwide. Parent partners with more than 40,000 dealers and touch over 67 percent of all car buyers in the U.S..

Purchaser is a Delaware corporation formed on June 10, 2015 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Dealertrack will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The business address of each of Parent and Purchaser is 6205 Peachtree Dunwoody Road, Atlanta, GA 30328. The business telephone number for each of Parent and Purchaser is (678) 645-0000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dealertrack (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Dealertrack or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dealertrack or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.    Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to obtain financing. We estimate that we will need approximately $4.7 billion to complete the Offer and the Merger, to repay, repurchase or pay the conversion price with respect to certain existing indebtedness of Dealertrack, and to pay related transaction fees and expenses. Parent has significant assets and operations, including owning all of the outstanding equity interests in, among other entities, AutoTrader.com, Inc., Kelley Blue Book, Inc., Manheim Remarketing, Inc., Manheim Investments, Inc., vAuto, Inc., VINSolutions, Inc., Xtime, Inc., HomeNet, Inc. and NextGear Capital, Inc. Parent expects that it will have at the completion of the Offer and the closing of the Merger access to sufficient cash to fund such purposes from all or a combination of the following: operations of CEI and its subsidiaries, issuances by CEI of commercial paper, borrowings by CEI under its existing bank facility with JPMorgan Chase Bank, N.A., as administrative agent, borrowings by CEI under a new $1.85 billion unsecured bank term loan to be arranged by Citigroup Global Markets Inc., proceeds of $750 million common equity investment from investment funds affiliated with BDT Capital Partners or other sources, including borrowings by CEI under a $1.85 billion unsecured bridge loan commitment provided by Citigroup Global Markets Inc. Commitments under qualifying definitive documentation with respect to the $1.85 billion bank term loan will replace the bridge loan commitments. Parent expects to receive the $750 million common equity investment from investment funds affiliated with BDT Capital Partners, as described below.

Bridge Loan Commitment

CEI has received a commitment letter, dated as of June 12, 2015 (as amended, supplemented or otherwise modified from time to time, the “Debt Commitment Letter”), from Citigroup Global Markets Inc. on behalf of itself and Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates (the “Debt Financing Source”) pursuant to which the Debt Financing Source made loan commitments to CEI for the purpose of financing a portion of the funds required to complete the Offer and the Merger, repay certain indebtedness of the Company and pay related transaction costs.

Pursuant to the Debt Commitment Letter, the Debt Financing Source has committed to provide, subject to the terms and conditions of the Debt Commitment Letter, a senior unsecured bridge loan facility in the aggregate principal amount of $1.85 billion (the “Bridge Facility”). Commitments under qualifying definitive documentation with respect to a $1.85 billion bank term loan to be arranged by Citigroup Global Capital Markets Inc. will replace the commitments under the Bridge Facility.

The commitment of the Debt Financing Source with respect to the Bridge Facility terminates on the earliest of (a) the date the Bridge Facility documentation become effective, (b) the date on which (i) the Merger Agreement is terminated or expires in accordance with its terms or (ii) CEI informs the Debt Financing Source in writing, or makes a public announcement, that CEI has abandoned its pursuit of the Merger and (c) March 15, 2016 (or, if extended pursuant to the Merger Agreement, such extended date).

Conditions Precedent to the Bridge Loan Commitments

The availability of the Bridge Facility is subject to, among other things:

•	the consummation simultaneously (or substantially simultaneously or concurrently) with the funding of the Bridge Facility of the Merger in accordance with the terms of the Merger Agreement (without giving effect to any amendment or modification, and no waiver of a condition by the Borrower or granting of consent by the Borrower, that is materially adverse to the Debt Financing Source of the lenders without the Debt Financing Source’s prior written consent);

•	the absence of any “Company Material Adverse Effect” (defined in a manner consistent with the definition of “Company Material Adverse Effect” in the Merger Agreement) other than as disclosed in certain circumstances;

•	the delivery of certain historical financial information;

•	certain specified representations and warranties being true and correct in all material respects; and

•	the repayment of all principal amounts outstanding under the Credit Agreement dated February 28, 2014 among the Company, Dealertrack Canada, Inc., and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

Terms of the Bridge Loan

The Bridge Facility is a $1.85 billion unsecured bridge loan that will mature 364 days after the date of the consummation of the Merger. CEI is the borrower under the Bridge Facility. Loans under the Bridge Facility will bear interest, at the option of the borrowers thereunder, at a rate equal to adjusted LIBOR or an alternate base rate, in each case subject to a 0% floor plus a spread that is dependent on CEI’s debt rating. CEI will be permitted to make voluntary prepayments with respect to the Bridge Facility at any time, without premium or penalty (other than customary LIBOR breakage costs, if applicable). The Bridge Facility will contain customary representations and warranties and customary affirmative and negative covenants consistent with those contained in CEI’s existing credit agreement, including, among other things, restrictions on subsidiary indebtedness (with a carveout for certain indebtedness of Dealertrack), loans and advances and investments in unrestricted subsidiaries, mergers, consolidations and disposition of assets, liens and restricted payments and transactions with affiliates. The Bridge Facility will contain a minimum ratio of consolidated operating cash flow to consolidated interest expense and a maximum leverage ratio. Compliance with the minimum ratio of consolidated operating cash flow to consolidated interest expense will not be required if the debt rating of CEI is above a specified threshold. The Bridge Facility will also include customary events of defaults.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the full text of the Debt Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

BDT Equity Investment

In connection with the Merger, investment funds affiliated with BDT Capital Partners (collectively, “BDTCP”) have agreed to make, in the aggregate, a $750 million common equity investment in Parent (the “Initial Investment”), representing approximately a minority of the fully-diluted common stock of Parent. BDTCP and Parent expect to consummate the Initial Investment contemporaneously with the Offer Closing, and the proceeds from the Initial Investment will be used to settle a portion of the payment for shares of Dealertrack common stock tendered in the Offer.

BDTCP’s obligation to complete the Initial Investment is conditioned on: (a) definitive documentation with respect to the Initial Investment (including a purchase agreement and a shareholders agreement) having been entered into on terms reasonably satisfactory to BDTCP, (b) Acquisition Sub having received the proceeds from the debt financing as contemplated by the Merger Agreement in an amount sufficient, together with the Initial Investment and the other funds immediately available to Parent, to pay the total consideration required by the Offer and the Merger, (c) the Merger Agreement continuing in effect, and (d) the satisfaction of the conditions to the Offer.

10.    Background of the Offer; Past Contacts or Negotiations with Dealertrack.

The following is a description of contacts between representatives of Parent or Purchaser and representatives of Dealertrack that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer, and does not purport to catalogue every conversation between representatives of Parent or Purchaser and representatives of Dealertrack. For a review of Dealertrack’s activities relating to these contacts, please refer to the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and Merger; Reasons for Recommendation.”

Parent and Purchaser have no knowledge that the information provided by Dealertrack set forth below regarding Dealertrack and meetings or discussions in which Parent, Purchaser and their affiliates or representatives did not participate is untrue or incomplete in any material respect.

Background of the Offer

Members of Parent’s management over time have reviewed and discussed business, operational and strategic plans to enhance and complement Parent’s business units, including potential strategic partnerships, commercial opportunities, or other transactions with Dealertrack and other automotive industry companies.

In June 2013, Sanford Schwartz, President of Parent, and Mark F. O’Neil, Chairman and Chief Executive Officer of Dealertrack met to discuss the industry generally and possible partnership opportunities. During the course of that meeting, Mr. Schwartz also inquired generally as to Dealertrack’s interest in a potential transaction at some future date, but the discussions concerning a transaction were not specific in nature and proceeded no further at that time.

In January 2014, following industry meetings at the National Auto Dealers Association (“NADA”) conference, representatives of Parent’s various business units began discussions with representatives of Dealertrack’s business units to explore potential collaboration opportunities based on their respective product and service offerings.

In April and May, 2014, members of Parent’s senior management team held several meetings to review strategic opportunities in the industry, including the possibility of strategic partnerships or a potential transaction involving Dealertrack. Based on feedback from these meetings that certain Dealertrack product and service offerings would complement Parent’s existing offerings, representatives of Parent’s management determined to review potential valuation ranges with respect to a potential acquisition of Dealertrack.

In July 2014, Mr. Schwartz and Mr. O’Neil again met in person. At this meeting, Mr. Schwartz made an unsolicited inquiry to Mr. O’Neil as to a possible transaction between the two companies. Mr. O’Neil responded that Dealertrack would keep an open mind to any proposal made by a third party, but again the conversation did not proceed to any specific proposal.

On August 11, 2014, Mr. Schwartz and Mr. O’Neil met at Dealertrack’s offices in Lake Success, New York. Also present at the meeting were Raj Sundaram, Dealertrack’s then Executive Vice President, and Dallas Clement, Executive Vice President and Chief Financial Officer of Parent. The participants engaged in a discussion about possible partnership opportunities between the two companies. Mr. Schwartz reiterated Parent’s general interest in potential avenues for collaborating with Dealertrack.

On August 26, 2014, Citi met with Mr. Clement, and other members of Parent’s and CEI senior management team to discuss preliminary valuation of Dealertrack and other transaction considerations.

During September and October, 2014, representatives of Parent met at various times with management of Parent and CEI to present their findings and receive management feedback on the assumptions associated with the valuation models. In connection with such review, Parent (and Parent’s parent, Cox Enterprises, Inc. (“CEI”)) utilized the advisory services of BDT & Company, LLC (“BDT”), and Citigroup Global Markets, Inc. (“Citi”). BDT and Citi consulted with representatives of Parent in a review of publicly available information to prepare the framework for an analysis of valuation ranges of Dealertrack in November of 2014.

On November 17, 2014, BDT met with Mr. Schwartz, Mr. Clement, and other members of Parent’s and CEI senior management team to discuss the strategic considerations and preliminary valuation analysis in connection with a potential transaction with Dealertrack.

On December 5, 2014 Citi had a discussion with Mr. Clement to discuss process and tactics related to a potenital transaction with Dealertrack.

On December 17, 2014, BDT held a follow up meeting with members of Parent’s senior management to discuss financial models, integration, and certain matters with respect to early stage deal processes.

Between January and March, 2015, representatives of Parent’s senior management team continued to have ongoing meetings internally and with representatives of BDT and Citi to further consider a potential transaction involving Dealertrack.

From January 22 through January 25, 2015, representatives and management of both Parent and Dealertrack met again at the 2015 NADA conference and discussed ongoing and emerging trends in the automotive industry, as well as potential opportunities for collaboration on product and service offerings between Parent and Dealertrack.

On February 12, 2015, following up on the discussions at the January NADA conference, Mr. Schwartz and Mr. O’Neil flew together from Oregon to Dallas, Texas. During the flight Mr. Schwartz, expressed interest, on an unsolicited basis, in acquiring Dealertrack. Mr. O’Neil indicated that Dealertrack was not exploring strategic transactions at that time and was continuing to focus on executing its strategic business plan, but that as the CEO of a public company he would consider any bona fide proposals that would bring appropriate value to stockholders.

On February 26, 2015, Mr. Schwartz called Mr. O’Neil to confirm attendance at a previously scheduled meeting to be held on March 5, 2015 to discuss industry collaboration and ongoing proposals for strategic partnerships. On this call, Mr. Schwartz suggested that the agenda for this meeting include a continuation of the discussion with respect to an acquisition of Dealertrack, including further conversation on information with respect to the Dealertrack business that Parent’s management team could use in connection with their analysis of a potential offer.

On March 5, 2015, Mr. Schwartz and Mr. Clement met with Mr. O’Neil and Mr. Sundaram. Also present at the meeting were Alexander C. Taylor, Executive Vice President of CEI, and, for a short period of time, John Dyer, President of CEI. In response to questions from representatives of Parent regarding Dealertrack’s earnings announcement, Dealertrack management provided additional information with respect to its businesses and financial results. Again, Mr. Schwartz, on an unsolicited basis, reiterated Parent’s general interest in acquiring Dealertrack.

On or about March 16, 2015, Mr. Schwartz and Mr. O’Neil held a meeting at which Mr. Schwartz presented an offer to acquire all outstanding shares for a cash price of $52.50 per share, which would be subject to certain other terms and conditions (the “March 16 Proposal”). Mr. O’Neil indicated that this offer would be of no interest to Dealertrack and that Parent must make a much better offer, suggesting a price per share of $70 or more if Parent wanted to put something compelling in front of the Dealertrack board. Based on Mr. O’Neil’s response, Parent determined to discontinue discussions.

On March 26, 2015, Mr. O’Neil called Mr. Schwartz regarding the March 16 Proposal, and responded that the price offered in the March 16 Proposal was inadequate, but that Mr. O’Neil would share the offer with the Board and get back to Mr. Schwartz at a later date.

In early May, Parent and the Company again resumed discussions with respect to a potential transaction. On May 8, 2015, Mr. O’Neil and Mr. Schwartz spoke by phone. Mr. O’Neil stated that the Board had considered the March 16 Proposal, and had determined that proposal to be inadequate. Mr. O’Neil agreed to meet again with Parent’s management to provide additional information supporting an increase in the offer price.

On May 20, 2015, Mr. O’Neil and Eric D. Jacobs, Executive Vice President, Chief Financial and Administrative Officer of Dealertrack, met with Mr. Schwartz, Joseph Luppino, Senior Vice President and Chief Corporate Development Officer of Parent, and Mr. Clement in Dallas, Texas. At this meeting the participants discussed the Dealertrack business and, in particular, the possible synergies between the companies. On or about the same date, Messrs. Schwartz and O’Neil discussed a price range in between the previous bid and ask per share. Mr. O’Neil subsequently forwarded to Mr. Schwartz analyst feedback describing one-year forecasts with respect to Dealertrack stock, indicating a price from $43 to $63 per share on a standalone basis. Mr. Schwartz indicated he would review any further information Dealertrack wished to provide and respond to Mr. O’Neil.

On or around May 28, 2015, Mr. Schwartz called Mr. O’Neil. Mr. Schwartz again made an unsolicited proposal to Mr. O’Neil, to acquire all of the shares of Dealertrack for an improved price per share of $61.50 in cash. Mr. O’Neil responded that he would present the offer to the Board, and would get back to Mr. Schwartz in a few days.

On June 1, 2015, Mr. Schwartz met with Mr. O’Neil telephonically. Mr. O’Neil stated that the previous offer of $61.50 was inadequate. After further discussion Mr. Schwartz and Mr. O’Neil discussed on a price of $63.25 per share in cash. Mr. O’Neil also stated a request that any break-up fee be no more than 3%, and contract terms that would provide Dealertrack with increased deal certainty in exchange for a two week exclusivity period. The transaction would be structured as a tender offer by Parent or one of its subsidiaries for all of the outstanding shares of Dealertrack. Mr. O’Neil indicated his belief that $63.25 would be an acceptable price, subject to confirmation by his board of directors. Also on June 1, 2015, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Parent, and representatives of O’Melveny & Myers LLP (“O’Melveny”), legal counsel to the Company, engaged in negotiations regarding a confidentiality agreement with respect to the consideration and negotiation of the potential transaction. The same day, Wachtell Lipton and O’Melveny also discussed certain high-level transaction terms.

On June 2, 2015, Parent and Dealertrack entered into a confidentiality agreement. Also on June 2, Mr. O’Neil and Mr. Schwartz met in person in New York, New York, to further discuss the proposed transaction.

Between June 2 and June 12, representatives of Parent and Dealertrack, along with their respective legal counsel, began to negotiate a merger agreement to document a transaction structured as a tender offer by Parent for all of the issued and outstanding common shares of Dealertrack and a merger under Section 251(h) of the Delaware General Corporation Law (the “Merger Agreement”). In this period, Parent and Dealertrack continued to finalize confirmatory due diligence in consultation with legal counsel and their respective accounting firms. Mr. O’Neil and Mr. Schwartz also spoke several times by phone on June 3, 4 and 9, concerning the proposed transaction.

On June 3, 2015, a representative of Wachtell Lipton delivered an initial draft of the Merger Agreement to representatives of O’Melveny.

On June 5, 2015, a representative of O’Melveny sent a further draft of the Merger Agreement to representatives of Wachtell Lipton.

On June 6, 2015, representatives of Wachtell Lipton discussed the draft Merger Agreement telephonically with representatives of Parent’s senior management team.

Between June 8 and June 12, 2015, Wachtell Lipton periodically provided additional diligence questions to O’Melveny in connection with Wachtell Lipton’s and Parent’s review of the transaction.

On June 8, 2015, representatives of Wachtell Lipton, Dealertrack and O’Melveny met telephonically to discuss the terms of the draft Merger Agreement. Representatives of O’Melveny also sent a draft of the “Company Disclosure Letter” to the Merger Agreement to representatives of Wachtell Lipton. Also on June 8, 2015, representatives of Dealertrack met with representatives of Parent concerning the proposed transaction, at times with representatives of O’Melveny and Wachtell Lipton present. A representative of BDT also spoke with representatives of Evercore Group, L.L.C. (“Evercore”), Dealertrack’s financial advisor, regarding outstanding issues. Also that evening, Mr. Schwartz spoke by telephone with Mr. O’Neil to discuss similar outstanding issues.

On the evening of June 9, 2015, representatives of Wachtell Lipton engaged in discussions with representatives of O’Melveny regarding the terms of the transaction. Subsequent to those discussions, a representative of Wachtell Lipton delivered a revised draft of the Merger Agreement to representatives of O’Melveny.

Following a series of discussions between representatives of Wachtell Lipton and representatives of O’Melveny, on the afternoon of June 10, 2015, a representative of O’Melveny sent a revised draft of the Merger Agreement, as well as a revised draft of the Company Disclosure Letter, to representatives of Wachtell Lipton. Also on that afternoon, Peter Cassat, Vice President and General Counsel of Parent, and Gary Papilsky, General Counsel and Senior Vice President of Dealertrack, met telephonically to discuss certain intellectual property matters and other diligence matters. Also on or about June 10, 2015, Mr. O’Neil spoke with Mr. Schwartz regarding the status of the Merger Agreement and the proposed transaction, as well as certain matters with respect to deal certainty.

On June 11, 2015, representatives of O’Melveny and representatives of Wachtell Lipton spoke several times by telephone concerning the Merger Agreement. Representatives of Evercore also spoke several times to representatives of BDT concerning the proposed transaction. That same day, Parent’s and CEI’s Board of Directors held a joint meeting during which Parent’s management presented the strategic rationale for the transaction, financial analyses with respect to the synergies of the two companies, and reviewed the terms of the draft Merger Agreement. At the conclusion of this discussion, Parent’s Board of Directors approved the Merger Agreement, the Offer, and the Merger, and authorized Parent’s entry into the Merger Agreement.

On June 12, 2015, representatives of Parent’s management and representatives of Dealertrack’s management, together with their respective legal counsel and financial advisors, worked to finalize the terms of the Merger Agreement and the Company Disclosure Letter. Late on the evening of June 12, 2015, the parties executed the Merger Agreement.

On June 15, 2015, before the opening of trading on NASDAQ, Dealertrack and Parent announced that they had entered into a definitive agreement pursuant to which Parent and Acquisition Sub would commence a tender offer for all of the outstanding common shares of Dealertrack.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Dealertrack and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 11 — “The Merger Agreement” and Section 12 — “Purpose of the Offer; Plans for Dealertrack.”

11.    The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in any event on or before June 26, 2015. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15 — “Conditions to the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer on or promptly after the Expiration Date, as may be extended pursuant to the terms of the Merger Agreement. Acceptance of payment for Shares pursuant to and subject to the conditions of the Offer, which shall occur on July 27, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.”

Parent and Purchaser expressly reserve the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Dealertrack’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	change the number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition;

•	add any condition to the Offer or any term that is adverse to the holders of Shares;

•	extend the Expiration Date except as required or permitted by the Merger Agreement;

•	provide for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act; or

•	modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	If any Offer Condition has not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for successive periods of up to 5 business days each (or up to 20 business days if Parent so desires and Dealertrack consents in writing prior to such extension), the length of each such period to be determined by Parent in its sole discretion in order to permit the satisfaction of the Offer Conditions.

•	Purchaser shall extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or NASDAQ.

•	However, in no event will Purchaser be required, or permitted without the Company’s consent, to extend the Offer beyond the Outside Date, unless at such time Parent is in material breach of the Merger Agreement and such material breach has caused or resulted in the Offer not being consummated by such date.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Dealertrack have agreed to take all necessary action to ensure that the board of directors of Dealertrack immediately prior to the Acceptance Time remains in place until the Effective Time, and that the board of directors of the Surviving Corporation immediately following the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

From and after the Effective Time, the officers of Dealertrack at the Effective Time, or such other persons as Parent shall select prior to the Effective Time in its sole discretion, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

The Merger. The Merger Agreement provides that, as soon as practicable following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Dealertrack, the separate existence of Purchaser will cease, and Dealertrack will continue as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.

From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Dealertrack and Purchaser, and all of the claims, obligations, liabilities, debts and duties of Dealertrack and Purchaser shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws of Purchaser, except that the name of the Surviving Corporation shall be Dealertrack Technologies, Inc. until amended in accordance with applicable law and the applicable provisions of the certificate of incorporation and bylaws.

The obligations of Dealertrack and Parent to complete the Merger are subject to the satisfaction or waiver by Dealertrack and Parent of the following conditions:

•	Purchaser shall have accepted for payment, or caused to be accepted for payment, all the Shares validly tendered and not withdrawn in the Offer; and

•	no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger, provided that each party shall have used its reasonable best efforts to oppose any such action by such governmental authority.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Dealertrack or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist and no consideration or payment shall be delivered in connection therewith, (ii) by a wholly owned subsidiary of Dealertrack or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares shall be converted into shares of the Surviving Corporation representing the same percentage ownership in the Surviving Corporation that such holder owned in Dealertrack prior to the effective time of the Merger, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each Share that is owned by any direct or indirect wholly owned subsidiary of Dealertrack or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such subsidiary in Dealertrack immediately prior to the Effective Time.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation and, except for the Shares in the preceding paragraph, will constitute the only outstanding shares of capital stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares (other than Shares held (i) in the treasury of Dealertrack or by Parent or Purchaser, which Shares shall be canceled and shall cease to exist and no consideration or payment shall be delivered in connection therewith and (ii) by a wholly owned subsidiary of Dealertrack or Parent (other than Purchaser) or a wholly owned subsidiary of Purchaser, which Shares will be converted into shares of the Surviving Corporation as described above) shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Company Options. As of the Effective Time, each stock option to purchase Shares (or portion thereof) that is outstanding as of the Effective Time, whether vested or unvested, (each, a “Company Option”), will be canceled by virtue of the Merger and without any action on the part of any holder of any Company Option in consideration for the right to receive a cash payment with respect thereto equal to the product of (i) the number of Shares subject to such Company Option as of the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option as of the Effective Time (the “Option Cash Payment”). The Option Cash Payment will be paid, less any required withholding Taxes, as promptly as practicable following the Effective Time. Company Options with an exercise price per Share subject to such Company Option that is equal to or greater than the Merger Consideration will be cancelled for no consideration as of the Effective Time, and the holder thereof will have no further rights with respect thereto.

Treatment of Company Share Unit Awards. As of the Effective Time, each Dealertrack restricted stock unit award, Dealertrack performance share unit award or Dealertrack deferred share unit award (or portion thereof) that is outstanding as of the Effective Time, whether vested or unvested, (each, a “Company Share Unit Award”), shall be canceled by virtue of the Merger without any action on the part of any holder of any Company Share Unit Award in consideration for the right to receive a cash payment equal to the product of (x) the number of Shares subject to such Company Share Unit Award as of the Effective Time and (y) the Merger Consideration (the “Company Share Unit Award Cash Payment”). With respect to any Dealertrack performance share unit award, for the purposes of this section, the total number of Shares subject to such award shall be determined at the target level for any Company performance share unit award that is subject to revenue or total shareholder return-based metrics for performance periods that have not been completed prior to the Effective Time, and at the level eligible to be paid to the holder based on Dealertrack’s actual revenue or total shareholder return-based performance for performance periods that have been completed prior to the Effective Time (as previously determined for performance periods completed prior to the date of the Merger Agreement and as determined in the ordinary course of business consistent with past practice for performance periods that are completed after the date of the Merger Agreement and prior to the Effective Time). The Company Share Unit Award Cash Payment will be paid, less any required withholding Taxes, as promptly as practicable following the Effective Time; provided, that any payment in respect of a Company Share Unit Award which immediately prior to such cancellation was subject to Section 409A of the Code shall be made on the applicable settlement date for such Company Share Unit Award if required in order to comply with Section 409A of the Code.

Treatment of Company ESPP. The Company Employee Stock Purchase Plan (the “Company ESPP”) will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect as of the date of the Merger Agreement, which is scheduled to end on June 30, 2015 (the “Current Offering Period”). Dealertrack will (i) suspend the commencement of any future Offering Period under the Company ESPP (excepting, for the avoidance of doubt, the Current Offering Period) unless and until the Merger Agreement is terminated in accordance with its terms and (ii) on and after the date of the Merger Agreement, to the extent permitted under the terms of the Company ESPP, no person will become a participant in the Company ESPP and no participant in the Company ESPP will be eligible to increase the level of such participant’s payroll deductions under the Company ESPP.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Dealertrack to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Dealertrack. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Dealertrack, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dealertrack’s, Parent’s or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, Dealertrack has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Dealertrack and its subsidiaries, such as organization, governing documents, standing, qualification, power and authority;

•	its capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	permits and licenses and compliance with laws;

•	its financial statements and SEC filings;

•	its disclosure controls and internal controls over financial reporting;

•	the conduct of its business and the absence of certain changes;

•	the absence of undisclosed liabilities;

•	indebtedness;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property, technology and privacy matters;

•	taxes;

•	material contracts;

•	the opinion of its financial advisor;

•	brokers’ fees and expenses;

•	real property;

•	insurance;

•	environmental health and safety matters;

•	customers and suppliers;

•	compliance with anti-corruption and anti-bribery laws;

•	the accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

•	compliance with applicable takeover statutes;

•	the Company Notes (as described below); and

•	the amendment of its bylaws to include an exclusive forum provision.

Some of the representations and warranties in the Merger Agreement made by Dealertrack are qualified as to “materiality”, “Knowledge” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect or circumstance that has a material adverse effect on the business, results of operations or financial condition of Dealertrack and its subsidiaries taken as a whole. The definition of “Company Material Adverse Effect” excludes the following and any effect attributable to the following:

(i)	changes in general economic or political conditions or financial, credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which Dealertrack or any of its subsidiaries conducts business;

(ii)	any events, circumstances, changes or effects that affect the industries in which Dealertrack or any of Dealertrack’s subsidiaries operate;

(iii)	any changes in laws applicable to Dealertrack or any of Dealertrack’s subsidiaries or any of their respective properties or assets or changes in United States generally accepted accounting principles (“GAAP”);

(iv)	acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism;

(v)	the negotiation or announcement of, or any action taken that is required, expressly contemplated by the Merger Agreement (including the impact thereon on relationships (contractual or otherwise) with customers, vendors, lenders, employees or other business partners or the identity of Parent of Purchaser), any Divestiture Action (as such term is defined in the Merger Agreement) required under the Merger Agreement, or any action taken at the request of Parent or Purchaser;

(vi)	any changes in the credit rating of Dealertrack or any of its subsidiaries, the market price or trading volume of Shares or any failure by the Company to meet internal or published projections, forecasts, estimates or revenue or earnings predictions or expectations for any period, it being understood that any underlying event causing such changes or failures in whole or in part may be taken into account in determining whether a Company Material Adverse Effect has occurred;

(vii)	any litigation arising from allegations of a breach of fiduciary duty or disclosure violations relating to the Merger Agreement or the transactions contemplated by the Merger Agreement; or

(viii)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, pandemics, manmade disasters and other force majeure events in any region in the world;

except, in the cases of the foregoing clauses (i), (ii), (iii), (iv) or (viii) to the extent that such changes, events, circumstances, effects, acts, escalation or worsening have a materially disproportionate impact on Dealertrack and its subsidiaries relative to other companies in similar industries to those in which Dealertrack and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Dealertrack with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	authority relative to the Merger Agreement;

•	absence of litigation;

•	capitalization of Purchaser;

•	broker’s fees and expenses;

•	available funds to consummate the transactions contemplated by the Merger Agreement;

•	Parent’s most recent balance sheet and Parent’s ownership of certain businesses;

•	ownership of securities of Dealertrack; and

•	the accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect or circumstance that would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Purchaser to consummate the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Dealertrack has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Dealertrack’s confidential disclosure letter, the business of Dealertrack and its subsidiaries will be conducted only in the ordinary course of business and in a manner consistent with past practice, and Dealertrack and its subsidiaries shall use their reasonable best efforts to preserve intact Dealertrack’s business organization and the assets of Dealertrack and its subsidiaries, to keep available the services of their current officers, key employees and key consultants, and to maintain existing relations and goodwill with governmental authorities, material customers, material suppliers, material creditors, material lessors and other persons with which Dealertrack or any of its subsidiaries has significant business relations.

Dealertrack has further agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, except as required by law, as agreed in writing by Parent (which such agreement may not be unreasonably withheld, conditioned or delayed), as expressly required or contemplated by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Dealertrack’s confidential disclosure letter, Dealertrack will not, among other things and subject to certain exceptions:

•	amend or otherwise change, or permit any of its subsidiaries to amend or otherwise change, the certificate of incorporation or by-laws of Dealertrack or such similar applicable organizational documents of any of its subsidiaries;

•	split, combine, subdivide, reclassify, purchase, redeem, repurchase or otherwise acquire, issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock, any right to receive cash based on the value of its or its subsidiaries’ capital stock, or any options, warrants, convertible or exchangeable securities, stock-based performance units, equity awards denominated in shares of Dealertrack’s capital stock or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock or other rights to receive any economic interest of a nature accruing to the holders of Shares; provided, however, that (i) Dealertrack may issue shares of common stock upon exercise or settlement of any equity award or Company ESPP purchase right outstanding as of the date of the Merger Agreement in accordance with the terms of such awards in effect as of the date of the Merger Agreement, and (ii) Dealertrack may acquire shares of capital stock in connection with tax withholdings and exercise price settlements upon the exercise of Company Options and vesting of Dealertrack share unit awards, in each case, existing on the date of the Merger Agreement in accordance with the terms of such awards in effect as of the date of the Merger Agreement;

•	declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to Dealertrack’s or any of its subsidiaries’ capital stock, other than dividends or other distributions paid by any direct or indirect wholly-owned subsidiary of Dealertrack to Dealertrack or any wholly owned subsidiary to its parent;

•	except as required pursuant to any Company Benefit Plan in existence on the date of the Merger Agreement or as required by applicable law:

•	increase the compensation or other benefits payable or to become payable to directors, executive officers, employees or independent contractors of Dealertrack or any of its subsidiaries, except for increases in annual base salary in the ordinary course of business consistent with past practice for employees below the vice president level in connection with promotions or merit pay increases in an amount not to exceed $1.5 million in the aggregate;

•	grant any severance or termination pay to, or enter into any severance agreement with any director, executive officer, employee or independent contractor of Dealertrack or any of its subsidiaries, other than payments of severance benefits pursuant to any Company Benefit Plan in effect as of the date of the Merger Agreement and set forth in Dealertrack’s confidential disclosure letter in the ordinary course of business consistent with past practice;

•	enter into any employment, severance, retention or change of control agreement with any employee or new hire of Dealertrack or any of its subsidiaries (except for (A) employment agreements on customary terms that are terminable on less than thirty (30) days’ notice without payment of severance benefits or penalty or similar payments or (B) ordinary course severance agreements with terminated employees below the vice president level consistent with the terms of Dealertrack’s severance policies in effect as of the date of the Merger Agreement, provided that such severance will be subject to the execution and non-revocation of a release of claims against Dealertrack);

•	establish, adopt, enter into, amend or terminate any Company Benefit Plan or other plan, trust, fund, policy, agreement or arrangement for the benefit of any current or former directors, officers, employees or independent contractors or any of their beneficiaries, except for amendments in the ordinary course of business consistent with past practice that do not in any manner materially increase the cost to Dealertrack or its subsidiaries;

•	take any action to fund or accelerate the payment of compensation or benefits under any Company Benefit Plan;

•	adopt, enter into, establish, amend or terminate any collective bargaining agreement or other arrangement relating to union or organized employees;

•	terminate the employment of any executive officer of Dealertrack, other than for cause; or

•	hire or promote any employee other than hires or promotions in the ordinary course of business consistent with past practice below the level of vice president with a total annual cash compensation (base salary plus annual target bonus opportunity) below $200,000;

•	grant, confer or award options, convertible securities, restricted stock, restricted stock units or other rights to acquire any of Dealertrack’s or its subsidiaries’ capital stock or any right to receive cash based on the value of its subsidiaries’ capital stock, or take any action not otherwise expressly contemplated by the Merger Agreement to accelerate the vesting of or cause to be exercisable any otherwise unvested or unexercisable option or other equity or equity-based award;

•	acquire or permit its subsidiaries to acquire any entity, business or material portion of the assets of any person except for acquisitions of inventory in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, except for (A) short-term debt incurred pursuant to the Credit Agreement (as defined below) in the ordinary course of business consistent with past practice to fund working capital requirements, and in no event in excess of $5,000,000 in the aggregate, and (B) any indebtedness among the Company and its subsidiaries, or redeem, repurchase, prepay, defease, guarantee, cancel or otherwise acquire for value any such indebtedness, debt securities or warrants or other rights;

•	(i) terminate, modify or amend any material contract or material lease or enter into any contract, agreement or arrangement that would have been a material contract or material lease if entered into prior to the date of the Merger Agreement, in any case, except in the ordinary course of business, (ii) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under any material contract, or (iii) enter into any contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Offer Closing, the Merger, or the other transactions contemplated in the Merger Agreement;

•	make any material change to its methods of accounting for financial accounting purposes in effect at December 31, 2014 other than those changes required by GAAP or applicable law;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or subject to any lien (other than liens permitted pursuant to the Merger Agreement) or otherwise dispose of any material portion of its properties or assets, except in the ordinary course of business consistent with past practice;

•	make any loans, advances or capital contributions to or investments in any other person (other than its wholly owned subsidiaries) in excess of $5,000,000 in the aggregate or form any subsidiary;

•	make or change any material Tax election, change any method of Tax accounting, file any material amended Tax Return, or settle or compromise any audit or proceeding relating to a material amount of Taxes;

•	make or permit any of its subsidiaries to make capital expenditures totaling in the aggregate more than $10,000,000 in any calendar month;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Dealertrack or any of its subsidiaries;

•	release, withdraw, concur with the dismissal of, or settle any claim, action, suit or proceeding by the Company or any of its subsidiaries, other than routine, immaterial matters in the ordinary course of business;

•	settle, pay, discharge or satisfy any claim, action, suit, proceeding or investigation against or regarding Dealertrack or any of its subsidiaries, other than settlements that involve only the payment of monetary damages not in excess of $500,000 individually or $5,000,000 in the aggregate, excluding amounts covered by insurance;

•	cancel or permit to lapse any material intellectual property rights of Dealertrack;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, or allow to lapse, any material permits;

•	fail to maintain insurance policies in a form and amount consistent with past practice in all material respects;

•	make any material change to its privacy or data security policies or practices; or

•	agree to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, Dealertrack has agreed to provide Parent and its representative with reasonable access during normal business hours to Dealertrack’s employees, properties, books, commitments, contracts and records and other information (including tax returns) as Parent may reasonably request regarding Dealertrack and its subsidiaries, subject to certain exceptions and limitations. The information provided to Parent shall be used solely for the purpose of the Merger and the transactions contemplated thereby and will be subject to the Confidentiality Agreement (as described below).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of any individual who, on or prior to the Effective Time, was an officer or director of Dealertrack or served on behalf of Dealertrack as an officer or director of any of Dealertrack’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer or director, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to exculpation, indemnification and advancement for acts or omissions occurring at or prior to the Effective Time existing in favor of the indemnitees as provided in Dealertrack’s or its subsidiaries’ certificate of incorporation or by-laws (or comparable organization documents) or in any agreement shall survive the Merger. Parent and Purchaser have agreed to indemnify, defend and hold harmless, and advance expenses to, indemnitees with respect to all acts or omissions by such persons in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law, and to not amend, repeal or otherwise modify the provisions of the certificate of incorporation, bylaws or other equivalent organizational documents of Dealertrack and its subsidiaries as in effect on the date of the Merger Agreement or of indemnification agreements provided to Parent before the date of the Merger Agreement, in any manner that would adversely affect the rights thereunder of an indemnitee.

In addition, for six years following the Effective Time, Parent, the Surviving Corporation and its subsidiaries will (1) indemnify, defend and hold harmless each indemnitee against and from any claims, judgments, fines, damages, liabilities, costs or expenses (including attorneys’ fees) and amounts paid in settlement arising out of or pertaining to any action or omission in such indemnitee’s capacity as a director or officer of Dealertrack, its subsidiaries or affiliates, or the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (2) advance expenses of any indemnitee, subject to repayment if it is ultimately determined that such indemnitee is not entitled to be indemnified.

Prior to the Effective Time, Dealertrack will, and, if Dealertrack is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Dealertrack’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies, covering a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Dealertrack’s current insurance carrier with terms, conditions, retentions and limits of liability that are not less favorable than the coverage provided under Dealertrack’s existing policies, subject to a limit on the premium for such “tail” policy of 250% of the annual premium currently paid by Dealertrack. If “tail” policies have not been obtained as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years after the Effective Time, the director and officer insurance in place as of the date of the Merger Agreement with Dealertrack’s current insurance carrier or with an insurance carrier with the same or better credit rating as Dealertrack’s current insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Dealertrack’s existing policies as of the date of the Merger Agreement, or Parent will provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, comparable director and officer insurance that provides coverage of the indemnitees for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Dealertrack’s current insurance carrier on terms that are no less favorable than Dealertrack’s current policy, subject to a limit on annual premiums of 250% of the annual premium currently paid by Dealertrack for such insurance. In the event that the annual premiums of such insurance coverage exceed this amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The indemnitees are third party beneficiaries of these provisions of the Merger Agreement.

Appropriate Action; Consents; Filings. Each of Dealertrack, Parent and Purchaser has agreed to cooperate with each other and use their respective reasonable best efforts to consummate and make effective the transactions contemplated by the Merger Agreement and to satisfy the conditions to the Offer and the Merger, including (i) preparing and filing as promptly as practicable with any governmental authority all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all consents, approvals, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority that are necessary, proper or advisable to consummate the Offer and the Merger and (iii) defending against, resisting or contesting of any claims, actions, investigations, lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed.

Each of the parties is required to promptly (and in no event later than five business days following the date that the Merger Agreement was executed) make its respective filings under the HSR Act with respect to the transactions contemplated by the Merger Agreement. Under the HSR Act, each of Parent and Dealertrack is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on June 19, 2015.

Parent and Purchaser have agreed to take, and to cause their affiliates to take, any and all actions necessary to avoid or eliminate each and every impediment and obtain all consents under any antitrust laws so as to enable the parties to close the transactions contemplated by the Merger Agreement as promptly as practicable, including by agreeing to (i) sell any assets, businesses, product lines or operations, (ii) license or otherwise make available to any person any technology or other intellectual property rights, (iii) terminate any existing relationships, contractual rights or obligations, ventures or other arrangements, (iv) change or modify any course of conduct or otherwise make any commitment regarding present or future assets, businesses, product lines or operations, or (v) otherwise agree to limits on freedom of action or ownership. In no event, however, are Parent, Purchaser or any of their respective affiliates required to propose, negotiate, agree or commit to any of the actions described in the preceding sentence with respect to assets, businesses, product lines or operations of Dealertrack or any of its subsidiaries, or of Parent or any of its subsidiaries, or any combination thereof, that in the aggregate generated total revenues in excess of $120 million in the twelve (12) month period ending December 31, 2014. Each of Parent, Acquisition Sub and the Company has agreed to respond as promptly as possible to any request for additional information or documents received from any governmental authority. In addition, Parent and Purchaser have agreed not take any action that would make it materially more likely that there would arise any impediments under any antitrust law that may be asserted by any governmental authority to the consummation of the Offer or the Merger as soon as practicable.

Public Announcements. Parent and Dealertrack have agreed not to issue any press release or make any other public statement regarding the Merger Agreement, the Offer or the Merger without the prior consent of the other (which shall not be unreasonably withheld, conditioned or delayed), subject to certain exceptions.

Employee Matters. The Surviving Corporation shall provide or cause to be provided to each employee of Dealertrack and its subsidiaries who continues as an employee of the Surviving Corporation or Parent or any of their respective subsidiaries following the Closing Date (a “Continuing Employee”), (i) for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Closing Date, a base wage or salary that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, and (ii) for a period extending until the earlier of the termination of such Continuing Employee’s employment with such entities or the last day of the fiscal year of Parent in which the Closing Date occurs, (A) incentive compensation opportunities (excluding equity-based incentive compensation opportunities) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time, and (B) all other compensation and employee benefits (excluding salary, base wage and incentive opportunities) that are substantially comparable to those provided to each Continuing Employee under the Company Benefit Plans as in effect at the Effective Time.

Parent shall, and shall cause the Surviving Corporation to: (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of Parent or the Surviving Corporation that an employee of Dealertrack or any of its subsidiaries is eligible to participate in immediately following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such employee immediately prior to the Effective Time under the relevant Company Benefit Plan in which such employee participated; (ii) provide each such employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Dealertrack compensation or benefit plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements; and (iii) to the extent that any Continuing Employee is eligible to participate in any employee benefit plan of Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, vacation entitlement and severance benefits (but not for benefit accrual under any defined benefit or, for any purpose under any retiree welfare plan) to the same extent such service was recognized by Dealertrack and its subsidiaries under any similar Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service or with respect to any newly established employee benefit of Parent, the Surviving Corporation or any of their subsidiaries for which service is not taken into account for employees of Parent or any of its Affiliates.

With respect to any Continuing Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective subsidiaries on or prior to the first anniversary of the Effective Time without cause (with “cause” determined based on the standards customarily applied by Parent with respect to Parent’s policies and practices), Parent or the Surviving Corporation shall provide or cause to be provided to each such Continuing Employee severance payments and benefits no less than the severance benefits that similarly situated employees of Parent are entitled to receive upon a severance eligible termination under the severance policies and practices of Parent as in effect as of the Effective Time; provided, however, that if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement will govern.

If requested by Parent in writing not later than 10 business days prior to the Effective Time, Dealertrack shall take all such actions as are necessary, including the adoption of board of directors or compensation committee resolutions or consents, to terminate Dealertrack’s 401(k) plan(s), generally to be effective no later than the day immediately prior to the Effective Time, with such termination to be subject to the occurrence of the Effective Time or Acceptance Time, as applicable. Prior to taking such action, Dealertrack shall provide Parent with copies of the relevant materials in connection with such plan termination, which shall be subject to Parent’s review and comment, and prior to the Effective Time, Dealertrack shall provide parent with evidence that such plan(s) have been terminated. Parent shall cause the 401(k) plans of Parent or its Affiliates to accept as soon as practicable rollover distributions from current and former employees of Dealertrack and its Subsidiaries with respect to such individuals’ account balances (including loans), if elected by any such individuals.

Dealertrack will consult with Parent (and consider in good faith the advice of Parent) prior to Dealertrack sending any mass written notices or other mass communication materials (including any postings to any website) with respect to the foregoing items described in this section (and, for the avoidance of doubt, not including any compensation or benefits matters not related to the Merger) to its employees or former employees of Dealertrack or any of its subsidiaries, but excluding any mass written notices or other mass communication materials with respect to administrative matters. Prior to the Effective Time, Dealertrack will provide Parent with reasonable access following advance notice to such employees or former employees for purposes of Parent’s providing notices or other communication materials regarding Parent compensation and benefit plans and the matters described in this section; provided, that such access shall not unduly interfere with the operation of the business of Dealertrack prior to the Closing.

Dealertrack and each of its subsidiaries will, after the date of the Merger Agreement and prior to the Effective Time, (i) provide any and all notices to; (ii) make any and all filings or registrations with; and (iii) obtain any and all consents or approvals of, any labor organization, works council or any similar entity, council or organization, required to be made or obtained in connection with the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or the aggregate, result in material fines or penalties or could not be corrected following the Effective Time.

Treatment of Certain Indebtedness. Within the time periods required by the terms of the Indenture related to the 1.50% Senior Convertible Notes (the “Company Notes”) between the Company, Dealertrack, Wells Fargo Bank, National Association, JPMorgan Chase Bank, National Association and Barclays Bank PLC, dated as of March 5, 2012 (the “Company Indenture”), the Company will take all actions required to be performed by it prior to the Effective Time by the terms of the Company Indenture as a result of the execution and delivery of the Merger Agreement or otherwise, including the giving of any notices that may be required prior to the Effective Time in connection with the convertibility of Company Notes or otherwise pursuant to the Company Indenture.

The Company is not required to pay any fees, incur or reimburse any costs or expenses (other than attorneys’ fees arising in connection with the fulfillment of the Company’s obligations under this provision), or make any payment in connection with any Company Note (other than in connection with the settlement of any conversion obligation), prior to the occurrence of the Effective Time.

Prior to the Effective Time, subject to the last sentence of the first paragraph of this section “Treatment of Certain Indebtedness,” the Company will facilitate the execution and delivery of a supplemental indenture to the Trustee of the Company Notes at the Effective Time (the “Supplemental Indenture”), which will provide that, effective at the Effective Time, each outstanding Company Note will no longer be convertible into shares of common stock and will be convertible solely into the note merger consideration that the holders of such Company Notes are entitled to receive pursuant to the Merger upon conversion in accordance with the Company Indenture.

Subject to the last sentence of the first paragraph of this section “Treatment of Certain Indebtedness”, the Company will take all actions required to be performed by it prior to the Effective Time pursuant to the terms of the Company Indenture in connection with the Offer, the Offer Closing, the Merger, and the other transactions contemplated by the Merger Agreement, including the delivery to the Trustee of any documents or instruments required prior to the Effective Time under the terms of the Company Indenture in connection with the Offer, the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

The Company will, and will cause its subsidiaries to, deliver all notices and take all other reasonable actions to cause (i) the repayment in full on the closing date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the closing date in connection with such repayment of any and all liens, security interests, pledges, or other encumbrances securing such obligations under, and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the closing date (such repayment, release, and termination, the “Existing Credit Facility Termination”) of, the Credit Agreement, dated as of February 28, 2014, by and among the Company, Dealertrack Canada Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A. , as administrative agent (the “Company Credit Agreement”), including using reasonable best efforts to obtain a payoff letter in customary form from the agent under the Credit Agreement; provided, that Parent will provide all funds required to effect all such repayments and cash collateralization of letters of credit and in no event shall the Company or any of its subsidiaries be required to (x) cause the Existing Credit Facility Termination to be effective until the Closing has occurred; or (y) require the Company or any of its subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, incur any other liability or give any indemnities in connection with the Existing Credit Facility Termination, prior to the occurrence of the Closing Date (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Termination that is effective prior to the occurrence of the Closing Date.

Treatment of Company Note Hedges and Company Warrants. The Company will use reasonable best efforts to enter into arrangements (such arrangements to be in a form and substance reasonably acceptable to Parent) with the counterparties of each of the note hedges and warrants of the Company currently outstanding to cause such note hedges and warrants to be terminated and cancelled as of the Effective Time.

Financing Cooperation. Prior to the Acceptance Time, the Company has agreed to use its reasonable best efforts, and has agreed to use commercially reasonable efforts to cause its officers, employees, consultants and advisors, including legal and accounting advisors to, provide to Parent such cooperation as may be reasonably requested by Parent in connection with obtaining third party debt and equity financing for the transaction.

Parent has agreed to reimburse all reasonable expenses of the Company in connection with the financing and to indemnify the Company and its officers, employees, consultants and advisors, including legal and accounting advisors (“representatives”) from and against all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of the Company or its representatives in connection with any action taken, or cooperation provided, at the request of Parent, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s, its subsidiaries’ or its representatives’ gross negligence, bad faith or willful misconduct or material breach of the Merger Agreement, as applicable.

Stockholder Litigation. Prior to the Effective Time or the termination of the Merger Agreement, Dealertrack will control the defense of any stockholder litigation against Dealertrack and/or its directors relating to the transactions contemplated by the Merger Agreement, but will (i) promptly provide Parent with copies of all proceedings and correspondence relating to such litigation, (ii) give Parent the opportunity to participate in the defense or settlement of any such litigation, (iii) give due consideration to Parent’s advice with respect to such litigation and (iv) not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the transactions contemplated by the Merger Agreement, subject to certain exceptions, or consent to the same without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Certain Tax Matters. In connection with the acquisition of incadea plc by Dealertrack as described in the Rule 2.7 Announcement made by Dealertrack dated December 18, 2014 (the “Incadea Acquisition”), Dealertrack agreed to (i) not file an election under Section 338(g) of the Code (a “338(g) Election”) until the 14th day of the ninth month beginning after the month in which the Incadea Acquisition occurred (the “Section 338(g) Deadline”), (ii) work together in good faith with Parent to determine whether such 338(g) Election should be made (assuming that the closing of the Merger occurs on or prior to the Outside Date) and (iii) if the Section 338(g) Deadline must occur prior to the closing of the Merger, Dealertrack must make (or refrain from making) such 338(g) Election as directed by Parent, but only if the making (or refraining from making) such 338(g) Election would not reasonably be expected to have a material impact on Dealertrack in the event that the closing of the Merger does not occur and the Merger Agreement is terminated

No Solicitation. Dealertrack has agreed that, except as described below, it and its subsidiaries shall immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal (as defined below) and, until the earlier of the Effective Time or the termination of the Merger Agreement, it and its subsidiaries shall not, and Dealertrack shall use its reasonable best efforts to cause their representatives to not, directly or indirectly:

(i)	solicit, initiate or knowingly facilitate or encourage any Competing Proposal;

(ii)	participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal;

(iii)	engage in discussions with any person with respect to any Competing Proposal;

(iv)	approve or recommend any Competing Proposal;

(v)	enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal;

(vi)	take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Certificate of Incorporation or By-laws of Dealertrack, inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Competing Proposal; or

(vii)	resolve or agree to do any of the foregoing.

Dealertrack has agreed to promptly instruct each person that had executed a confidentiality agreement within one year prior to the date of the Merger Agreement (other than the existing confidentiality agreement between Dealertrack and Parent) relating to a Competing Proposal or potential Competing Proposal with or for the benefit of Dealertrack promptly to return to Dealertrack or destroy all information, documents, and materials relating to the Competing Proposal or to Dealertrack or its businesses, operations or affairs previously furnished by Dealertrack or any of its representatives to such person or any of its representatives. Dealertrack has further agreed to use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person, except that if the board of directors of Dealertrack determines in good faith that it would be inconsistent with its fiduciary obligations under law not to do so, Dealertrack may waive any standstill or similar provision to permit a person to make, on a confidential basis to the board of directors of Dealertrack, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by the Merger Agreement.

Notwithstanding the above limitations, if Dealertrack receives a bona fide Competing Proposal after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement at any time prior to the Acceptance Time which (i) constitutes a Superior Proposal (as defined below) or (ii) which the board of directors of Dealertrack determines in good faith after consultation with Dealertrack’s outside legal and financial advisors could reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, Dealertrack may take the following actions:

(x) furnish information to the third party making such Competing Proposal (provided, that substantially concurrently Dealertrack makes available such nonpublic information to Parent to the extent such information was not previously made available to Parent) and

(y) engage in discussions or negotiations with the third party with respect to the Competing Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Dealertrack must receive from the third party an executed confidentiality agreement on terms no less favorable in the aggregate to Dealertrack than the Confidentiality Agreement between Dealertrack and Parent (an “Acceptable Confidentiality Agreement”). As promptly as reasonably practicable following Dealertrack taking such actions as described in clauses (x) and (y) above, Dealertrack shall provide written notice to Parent of the determination of the board of directors of Dealertrack as provided for in clauses (i) or (ii) above.

Dealertrack shall notify Parent promptly (but in any event within 48 hours) of the receipt of any Competing Proposal, and (i) if it is in writing, deliver to Parent a copy of such Competing Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Competing Proposal or (ii) if oral, provide to Parent a reasonably detailed summary of the material terms and conditions thereof including the identity of the person making such Competing Proposal. Dealertrack shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within 48 hours of such material change.

For purposes of the Merger Agreement:

•	“Competing Proposal” means any bona fide proposal (other than a proposal or offer by Parent or any of its subsidiaries) for:

•

any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 10% of the outstanding shares of any class of voting securities of Dealertrack or (ii) Dealertrack issues securities representing more than 10% of the outstanding shares of any class of voting securities of Dealertrack;

•	any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Dealertrack and of the subsidiaries of Dealertrack that constitute or account for more than 10% of the consolidated net revenues of Dealertrack, consolidated net income of Dealertrack or consolidated book value of Dealertrack; or more than 10% of the fair market value of the assets of Dealertrack; or

•	any liquidation or dissolution of Dealertrack.

•	“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to 50%) on terms that the board of directors of Dealertrack determines in good faith, after consultation with Dealertrack’s outside financial and legal advisors, would (i) offer a higher per share price to the stockholders of Dealertrack than the Offer Price and (ii) be more favorable to the stockholders of Dealertrack than the transactions contemplated by the Merger Agreement, taking into account all factors the board of directors of Dealertrack acting in good faith considers to be appropriate, including any proposal by Parent in writing to amend or modify the terms of the Merger Agreement, the identity of the person making such Competing Proposal, and the consideration, terms, conditions, timing, likelihood of consummation, financing terms and legal, financial, and regulatory aspects of such Competing Proposal.

Notwithstanding the foregoing, Dealertrack and its subsidiaries shall not be prohibited from complying with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (including making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) thereunder) or prohibited from making any disclosure if the board of directors of Dealertrack determines in good faith (after consultation with its outside counsel) that failure to do so would reasonably be expected to be inconsistent with Dealertrack’s obligations under applicable law, nor shall any such action be deemed to constitute a breach of Dealertrack’s obligations under the Merger Agreement. However, Dealertrack shall not be permitted to effect a Change of Recommendation (as described below), including in compliance with Rule 14e-2, Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other applicable law) without complying with the procedures described in “—Change of Recommendation” below.

Change of Recommendation. Subject to the provisions described below, the board of directors of Dealertrack has recommended that the stockholders of Dealertrack accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Dealertrack board recommendation.” Dealertrack’s board of directors also agreed to include the Dealertrack board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the board of directors of Dealertrack nor any committee thereof may (any action described in (i) through (v) below, a “Change of Recommendation”):

(i)	withdraw or withhold, amend, modify or qualify in any manner adverse to Parent or Purchaser the Dealertrack board recommendation or make any public announcement inconsistent with the Dealertrack board recommendation, or publicly propose to do any of the foregoing;

(ii)	approve, adopt, endorse, or recommend any Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal;

(iii)

following the date any Competing Proposal or any material modification thereto is first made public, sent or given to the stockholders of Dealertrack, fail to issue a press release that expressly reaffirms the

Dealertrack board recommendation within four business days following Parent’s written request to do so (which request may not be made more than twice with respect to any such Competing Proposal and each material modification thereto);

(iv)	fail to include the Dealertrack board recommendation in the Schedule 14D-9 or any amendment thereof; or

(v)	cause or permit Dealertrack to enter into any contract, letter of intent, memorandum of understanding, or agreement in principle regarding or providing for any Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring Dealertrack to abandon, terminate, delay or fail to consummate the transactions contemplated by the Merger Agreement.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if (i) an event, fact, circumstance, development, change or occurrence or the consequences of any of the foregoing that materially affects the business, assets or operations of Dealertrack that is unknown to the board of directors of Dealertrack as of the date of the Merger Agreement and reasonably should not have been known as of such date becomes known to the board of directors of Dealertrack, or (ii) Dealertrack receives a Competing Proposal which the board of directors of Dealertrack has concluded in good faith after consultation with Dealertrack’s outside legal and financial advisors constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of the Merger Agreement which may be offered by Parent, the board of directors of Dealertrack may effect a Change of Recommendation it if has concluded in good faith, after consultation with its outside legal advisors, that the failure of the board of directors of Dealertrack to make such Change of Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law. However, such action may only be taken if:

(i)	Dealertrack shall have complied with the non-solicitation provisions of the Merger Agreement and first provided prior written notice to Parent in advance of its intention to make a Change of Recommendation and the reasons therefor, including the terms of any Competing Proposal to which the Change of Recommendation relates and the identity of the person making such Competing Proposal, and

(ii)	at a time that is after the fourth business day following Dealertrack’s delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Dealertrack one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Dealertrack shall negotiate with Parent in good faith with respect thereto), the board of directors of Dealertrack determines in good faith, after consultation with Dealertrack’s outside legal advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the failure of the board of directors to effect such Change of Recommendation still would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law.

Any material amendment to a Competing Proposal to which such Change of Recommendation relates, including any revision to price, shall require Dealertrack to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Acceptance of Superior Proposal. If at any time prior to the Acceptance Time the board of directors of Dealertrack has concluded in good faith after consultation with Dealertrack’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the board of directors of Dealertrack may cause Dealertrack to terminate the Merger Agreement, pay the Dealertrack Termination Fee (as defined below) substantially concurrently with such termination and enter into a binding written agreement (a “Superior Proposal Agreement”) with respect to such Superior Proposal. However, such action may be only be taken if:

(i)	Dealertrack shall have complied with the non-solicitation provisions of the Merger Agreement and first provided prior written notice to Parent in advance of its intention to terminate the Merger Agreement and the terms of the Superior Proposal, including the final draft of the Superior Proposal Agreement and the identity of the person making such Competing Proposal;

(ii)	at a time that is after the fourth business day following Dealertrack’s delivery to Parent of such notice (during which time Parent shall be entitled to deliver to Dealertrack one or more proposals for amendments to the Merger Agreement and, if requested by Parent, Dealertrack shall negotiate with the Parent in good faith with respect thereto), the board of directors of Dealertrack determines in good faith, after consultation with Dealertrack’s outside legal and financial advisors, taking into account all amendments or revisions to the Merger Agreement proposed by Parent, that the Competing Proposal remains a Superior Proposal;

(iii)	Dealertrack pays the Dealertrack Termination Fee to Parent substantially concurrently with the termination of the Merger Agreement; and

(iv)	Dealertrack enters into a Superior Proposal Agreement.

Any material amendment to a Competing Proposal, including any revision to price, shall require Dealertrack to deliver to Parent a new notice and again comply with the above requirements with respect to such revised Competing Proposal.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of each of Parent and Dealertrack by action of their respective boards of directors at any time prior to the Acceptance Time;

•	by either Dealertrack or Parent, at any time prior to the Acceptance Time and after the Outside Date, if the Acceptance Time has not occurred by the Outside Date; provided that (i) if on the Outside Date all conditions to the Offer, other than the Antitrust Law Condition and the Governmental Authority Condition and those conditions that by their nature are to be satisfied at the Expiration Date, shall have been satisfied or waived, then the Outside Date shall automatically be extended by a period of 60 calendar days, and (ii) this right to terminate the Merger Agreement shall not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (an “Outside Date Termination”);

•	by either Parent or Dealertrack, if any court or governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, the Shares pursuant to the Offer or (ii) prior to the Effective Time, consummation of the Merger, and in either case such order or other action shall have become final and non-appealable; provided that the party seeking to exercise this termination right shall have used its reasonable best efforts to remove such order or other action, and that this right to terminate shall not be available to a party if the issuance of such order was due to the failure of such party (including, in the case of Parent, the Purchaser) to perform any of its obligations certain sections of the Merger Agreement (a “Restraining Order Termination”) (see “— Appropriate Action; Consents; Filings” above);

•	by Dealertrack, at any time prior to the Acceptance Time, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations or warranties, covenants or other agreements set forth in the Merger Agreement, which (i) would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Parent within 30 days of receipt by Parent of written notice of such breach or failure; provided that Dealertrack shall not have the right to so terminate the Merger Agreement if Dealertrack has materially breached of any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured (a “Parent Breach Termination”);

•

by Parent, at any time prior to the Acceptance Time, if Dealertrack shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (i) would result in a failure of the Representations Condition or Covenants Condition and (ii) cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Dealertrack within 30 days of receipt by Dealertrack of written notice of such breach or failure; provided that Parent shall not have the right to so terminate the Merger Agreement if Parent or Purchaser has materially breached any of its covenants, agreements, representations or warranties contained in the Merger Agreement, which breach has not been cured (a “Dealertrack Breach Termination”);

•	by Parent, at any time prior to the Acceptance Time, if any event, development or circumstances have occurred that would result in a failure of the Material Adverse Effect Condition that cannot be cured on or before the Outside Date or, if curable in such time frame, is not cured by Dealertrack within thirty (30) days of receipt by Dealertrack of written notice of such breach or failure;

•	by Parent at any time prior to the Acceptance Time, if the board of directors of Dealertrack shall have effected a Change of Recommendation (whether or not in compliance with the Merger Agreement) (a “Change of Recommendation Termination”); or

•	by Dealertrack in accordance with the provisions described in “— Acceptance of Superior Proposal” above (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Dealertrack Termination Fee” and “—Parent Termination Fee” below, and (ii) in the event of any liability arising out of or the result of, fraud or any willful breach of any covenant, agreement, representation or warranty, the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Dealertrack Termination Fee. Dealertrack has agreed to pay Parent a termination fee of $118,000,000 (the “Dealertrack Termination Fee”) in cash if the Merger Agreement is terminated because:

(i)	(x) a Competing Proposal has been made directly to the stockholders of Dealertrack generally or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Competing Proposal or communicated a Competing Proposal to Dealertrack (or any officer or director thereof), (y) Dealertrack or Parent effects an Outside Date Termination (but in the case of a termination by Dealertrack, only if at such time Parent would not be prohibited from effecting an Outside Date Termination) or Parent effects an Dealertrack Breach Termination and (z) within twelve (12) months after termination of the Merger Agreement, Dealertrack consummates or enters into any definitive agreement providing for any Competing Proposal (substituting 50% for the 10% thresholds set forth in the definition of Competing Proposal);

(ii)	Parent effects a Change of Recommendation Termination; or

(iii)	Dealertrack effects a Superior Proposal Termination.

Following payment of the Dealertrack Termination Fee, neither Dealertrack nor any other person shall (subject to the provisions described in “— Effect of Termination” above) have any further liability to Parent or any other person with respect to the Merger Agreement or the transactions contemplated hereby, and upon payment thereof the Dealertrack Termination Fee shall be the sole and exclusive remedy (subject to the provisions described in “— Effect of Termination” above) of Parent and Purchaser against Dealertrack, its subsidiaries and their respective former, current and future representatives for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement. In no event shall Dealertrack be required to pay the Dealertrack Termination Fee on more than one occasion.

Parent Termination Fee. Parent has agreed to pay Dealertrack a termination fee of $118,000,000 (the “Parent Termination Fee”) in cash if the Merger Agreement is terminated because:

(i)	Parent or Dealertrack effects a Restraining Order Termination in connection with any order or action by a governmental authority with respect to any antitrust laws; or

(ii)	Dealertrack or Parent effects an Outside Date Termination as a result of the Governmental Authority Condition or Antitrust Law Condition not being satisfied by the Outside Date (and the failure of such conditions are not primarily caused by a breach of the Merger Agreement by Dealertrack), and all of the other conditions to the obligations of Parent and Acquisition Sub to consummate the Offer (other than the Minimum Condition unless there is a Competing Proposal pending and a Change of Recommendation (as defined in the Merger Agreement) shall have occurred in connection therewith) and the Termination Condition) have been satisfied or waived by the Outside Date (and, in the case of those conditions that by their terms are to be satisfied at the consummation of the Offer, such conditions would be satisfied if the consummation of the Offer were then to occur).

Following payment of the Parent Termination Fee, neither Parent nor any other person shall (subject to the provisions described in “— Effect of Termination” above) have any further liability to Dealertrack or any other person with respect to the Merger Agreement or the transactions contemplated hereby, and upon payment thereof the Parent Termination Fee shall be the sole and exclusive remedy (subject to the provisions described in “— Effect of Termination” above) of Dealertrack against Parent and Purchaser, their subsidiaries and their respective former, current and future representatives for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated or for a breach or failure to perform under the Merger Agreement. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

Availability of Specific Performance. The parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledged and agreed that the parties would be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All fees and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses whether or not the Offer and/or the Merger is consummated.

Amendment and Waiver. The Merger Agreement may be amended by mutual written agreement of the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, except that after the Acceptance Time, no amendment may decrease the Offer Price or the Merger Consideration. At any time prior to the Effective Time, subject to applicable law, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of the other parties and (c) subject to the prohibited amendment described in the prior sentence, waive compliance by any other party with any agreement or condition contained in the Merger Agreement.

Confidentiality Agreement

On June 1, 2015, Dealertrack and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with a possible transaction involving Dealertrack. Under the Confidentiality Agreement, Parent agreed, on behalf of itself and its affiliates and subject to certain exceptions, to keep confidential any non-public information concerning Dealertrack for a period of two years from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Retention Term Sheet

Prior to the parties entering into the Merger Agreement, but after the material terms of the Merger Agreement had been negotiated, Parent proffered to Mr. O’Neil on the afternoon of June 11, 2015 a term sheet (the “retention term sheet”) regarding proposed terms of post-closing employment to Mark F. O’Neil. The retention term sheet proposes that Mr. O’Neil would serve as President and Chief Executive Officer of Dealertrack for a three-year term, pursuant to a retention agreement that would become effective upon the Effective Time and supersede his current employment agreement with Dealertrack. The material compensation terms of Mr. O’Neil’s proposed employment with Parent are as follows:

•	Annual compensation including (i) initial base salary of $650,000, (ii) an annual cash incentive award with a target award opportunity of not less than 100% of base salary, (iii) an annual cash-settled long-term incentive award consistent with the terms of Cox Enterprises, Inc.’s long-term incentive award program (the “CEI LTIP”), with a target award opportunity of not less than $1.5 million and (iv) certain benefits and perquisites, including an employer-provided automobile and monthly club dues reimbursement of up to $800 per month;

•	A cash retention award in an amount equal to $5 million, which will vest and be paid on the third anniversary of the Effective Time, generally subject to Mr. O’Neil’s continued employment with the Company; and

•	Upon a termination without cause or resignation for good reason during the three-year term, Mr. O’Neil will be eligible to receive (i) base salary continuation for 24 months (12 months if Mr. O’Neil’s termination occurs on or following the first anniversary of the Effective Time), (ii) a pro rata bonus for the year of termination, based on actual performance (the “Pro Rata Bonus”), (iii) retirement treatment for any outstanding CEI LTIP awards, which generally provides for full vesting based on actual performance through the end of the fiscal year prior to retirement, divided by target performance for the cumulative three-year performance period (the “LTIP Benefit”), (iv) the retention award will remain outstanding and vest and be paid on the third anniversary of the Effective Time and (v) employer-subsidized COBRA premiums for up to 18 months.

The retention term sheet also contemplates that Mr. O’Neil will be subject to certain post-termination restrictive covenants, including a perpetual confidentiality covenant, a two-year post-termination non-solicitation covenant with respect to Parent employees and customers, and a two-year post-termination non-competition covenant.

Mr. O’Neil and Parent have had discussions regarding the retention term sheet. However, as of the date of this filing, Mr. O’Neil has not accepted the retention term sheet, Mr. O’Neil and Parent have not signed the retention term sheet, and Mr. O’Neil is continuing to negotiate the retention term sheet with Parent.

12.    Purpose of the Offer; Plans for Dealertrack.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Dealertrack. The Offer, as the first step in the acquisition of Dealertrack, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Dealertrack or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Dealertrack. After selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Dealertrack.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of the public stockholders of Dealertrack before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Dealertrack in accordance with Section 251(h) of the DGCL.

Plans for Dealertrack. It is expected that, initially following the Merger, the business and operations of Dealertrack will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Dealertrack during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Parent anticipates that its acquisition of Dealertrack will enable it to better pursue future growth opportunities through complementary assets that position the company to deliver on its eCommerce, digital marketing, dealership software and international expansion goals.

At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will be amended to be in the form of the certificate of incorporation and bylaws of Purchaser except that the name of the Surviving Corporation shall be “Dealertrack Technologies, Inc.” The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Dealertrack at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed and in each case unless Parent determines to appoint other persons to such positions. See Section  11 — “The Merger Agreement — Merger Agreement — Board of Directors and Officers.”

13.     Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholders will be Parent and its subsidiaries. Immediately following the consummation of the Merger we expect to cause the Surviving Corporation to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Surviving Corporation to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Surviving Corporation to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Surviving Corporation, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Surviving Corporation and persons holding “restricted securities” of the Surviving Corporation to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We expect to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.    Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Dealertrack will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Dealertrack or any subsidiary of Dealertrack, subject to limited exceptions.

15.    Conditions to the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Dealertrack common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Dealertrack common stock tendered pursuant to the Offer if:

(a)	The Minimum Condition and the Termination Condition shall have not been satisfied at (or in the case of the Termination Condition, at or prior to) the Expiration Date;

(b)	any waiting period under the HSR Act as set forth in the Merger Agreement applicable to the transactions contemplated by the Merger Agreement has not expired, or been terminated at or prior to the Expiration Date; or

(c)	any of the following conditions shall have occurred and be continuing at the Expiration Date:

(i)	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of making the Offer or Merger illegal or otherwise prohibiting, restraining or preventing the consummation of the Offer or Merger (provided that Parent and Purchaser have used their reasonable efforts to oppose any such action by such governmental authority);

(ii)

(A) the representations and warranties of Dealertrack relating to the capitalization of Dealertrack (contained in Section 4.3 of the Merger Agreement), other than the last sentence of Section 4.3(a) (relating to any event or circumstance between the date of the Merger Agreement and the closing that would result in an adjustment to the terms of the Company’s outstanding warrants) and the third sentence of Section 4.3(e) (relating to Dealertrack’s or its subsidiaries’ ownership of equity interest in any other person other than Dealertrack’s subsidiaries), shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all respects only as of such time), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis; (B) the representations and warranties of Dealertrack relating to the organization, qualification, due incorporation and valid existence of Dealertrack (contained in Section 4.1 of the Merger Agreement), regarding the organizational documents of Dealertrack (contained in Section 4.2 of the Merger Agreement), or regarding Dealertrack’s corporate authority and the validity of the Merger Agreement (contained in Section 4.4 of the Merger Agreement) shall not be true and correct in all material respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all material respects only as of such time); (C) the representations and warranties of Dealertrack regarding the absence of a Company Material Adverse Effect (contained in Section 4.9(ii) of the Merger Agreement) (as described above in Section 11 — “The Merger Agreement — Merger Agreement — Representations and Warranties”) shall not be true and correct in all respects when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct in all respects only as of such time); and (D) all of the remaining representations and warranties of Dealertrack set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications, shall not be true and correct when made and at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be required to be true and correct only as of such time) except with respect to this clause (D), where the failure of such representations and warranties to be so true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iii)	Dealertrack shall have breached or failed to perform or to comply with, in any material respect, any material agreement or covenant to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time and such breach or failure shall not have been waived by Parent or Purchaser or cured by Dealertrack;

(iv)	since the date of the Merger Agreement, a Company Material Adverse Effect (or any event, development or circumstances that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) shall have occurred and shall be continuing as of the Expiration Date;

(v)	Purchaser shall have failed to receive a certificate of Dealertrack, executed by an authorized officer of Dealertrack, dated as of the Expiration Date, to the effect that none of the conditions set forth in the foregoing clauses (c)(ii), (c)(iii) or (c)(iv) have occurred; or

(vi)	the board of directors of Dealertrack shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation that the stockholders of Dealertrack accept the Offer and tender their Shares to Purchaser in the Offer or shall have made a Change of Recommendation.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer; provided, however, that, without the consent of Dealertrack, we are not permitted to amend or waive the Minimum Condition, the Termination Condition, the Antitrust Law Condition or the Governmental Authority Condition.

16.    Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Dealertrack with the SEC and other information concerning Dealertrack, we are not aware of any governmental license or regulatory permit that appears to be material to Dealertrack’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under — “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Dealertrack’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance. Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division of the U.S. Department of Justice, unless the waiting period is earlier terminated by the FTC. Each of Parent and Dealertrack is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer, which filings were made on June 19, 2015. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the antitrust laws of Purchaser’s proposed acquisition of Dealertrack. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Dealertrack, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Conditions to the Offer.”

State Takeover Laws. Dealertrack is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Dealertrack’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Dealertrack, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Dealertrack (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger, and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Dealertrack will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Dealertrack. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions to the Merger set forth in the Merger Agreement, Parent, Purchaser and Dealertrack will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Dealertrack in accordance with Section 251(h) the DGCL.

17.    Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. Dealertrack’s Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in Dealertrack’s Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the Offer Closing Date (i.e., the date on which acceptance and payment for the Shares occurs, which shall be July 24, 2015 unless we extend the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of the Schedule 14D-9 (which date of mailing is June 26, 2015), deliver to Dealertrack a written demand for appraisal of Shares held, which demand must reasonably inform Dealertrack of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your tendered Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your tendered Shares.

18.    Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.    Miscellaneous.

We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of that state. If we become aware of any state in which the making of the Offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Dealertrack has advised Purchaser that it is filing today with the SEC its Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the board of directors of Dealertrack with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Dealertrack” above.

Runway Acquisition Co.

June 26, 2015

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Cox Automotive, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328 and the business telephone number is (678) 645-0000.

Name	Citizenship	Present Principal and Past Material Occupation or Employment
John M. Dyer Director	U.S.	John Dyer is Chief Executive Officer and President of CEI and Director of Parent. Prior to these roles, Mr. Dyer was Chief Operating Officer of CEI from 2013 to 2014 and Chief Financial Officer of CEI from 2008 to 2013.
Sanford H. Schwartz Director; President	U.S.	Sanford (“Sandy”) Schwartz is Director and President of Parent. Prior to assuming these roles, Mr. Schwartz was President of both Manheim and Autotrader from 2013 to 2014, President of Manheim from 2011 to 2013, and President of Cox Media Group, a subsidiary of CEI, from 2009 to 2011.
John Bailey Executive Vice President, International	U.K.	John Bailey is Executive Vice President, International of Parent. Prior to assuming this role, Mr. Bailey was Chief Executive Officer of Manheim Europe from 1996 to 2011.
Janet H. Barnard President, Manheim North America	U.S.	Janet Barnard is President, Manheim North America of Parent. Prior to assuming this role, Ms. Barnard was Executive Vice President and Chief Operating Officer for Manheim from 2011 to 2014 and Senior Vice President and General Manager for the Central Region of Cox Communications, a subsidiary of CEI, from 2008 to 2011.
Dallas S. Clement Executive Vice President; Chief Financial Officer	U.S.	Dallas Clement is Executive Vice President and Chief Financial Officer of Parent. Prior to assuming these roles, Mr. Clement was Executive Vice President and Chief Financial Officer for Autotrader. Before joining Parent, he was Executive Vice President and Chief Strategy Officer of Cox Communications, a subsidiary of CEI, from 2010 to 2011.
James S. Franchi President, Media	U.S.	James (“Jim”) Franchi is President, Media of Parent. Prior to assuming this role, Mr. Franchi was Executive Vice President and Chief Operating Officer of Autotrader from 2011 to 2012 and Senior Vice President of Operations of Autotrader from 2009 to 2011.
Keith A. Jezek President, Software	U.S.	Keith Jezek is President, Software of Parent. Prior to assuming this role, Mr. Jezek was President and Chief Executive Officer of vAuto, now a subsidiary of Parent, from 2006 to 2012.
Edward D. Smith Chief Technology Officer, Media and Software	U.S.	Edward Smith is Chief Technology Officer, Media and Software of Parent. Prior to assuming this role, Mr. Smith was Chief Information Officer and President, Technology Solutions at AlereHealth from 2009 to 2012.
Michael Noel Chief Technology Officer, Manheim North America	U.S.	Michael Noel is Chief Technology Officer, Manheim North America of Parent. Prior to assuming this role, Mr. Noel was Chief Information Officer and Senior Vice President, Global Shared Services of PRGX Global Inc. from 2009 to 2013.

Name	Citizenship	Present Principal and Past Material Occupation or Employment
Dale Pollak Executive Vice President	U.S.	Dale Pollak is Executive Vice President of Parent. Prior to assuming this role, Mr. Pollak was founder and Chief Executive Officer of vAuto, now a subsidiary of Parent, from 2006 to 2010.

Patrick J. Brennan Group Vice President, Financial Services	U.S.	Patrick Brennan is Group Vice President, Financial Services of Parent. Prior to assuming this role, Mr. Brennan was Market Vice President for Manheim from 2010 to 2011.

Joseph Luppino Senior Vice President; Chief Corporate Development Officer	U.S.	Joseph (“Joe”) Luppino is Senior Vice President and Chief Corporate Development Officer of Parent. Prior to assuming this role, Mr. Luppino was Senior Vice President and Chief Financial Officer for Manheim since 2006.

Joseph K. George Senior Vice President; Chief Strategy Officer	U.S.	Joseph (“Joe”) George is Senior Vice President and Chief Strategy Officer for Parent. Prior to assuming this role, Mr. George was Senior Vice President and Chief Strategy Officer for Manheim from 2013 to 2014, Senior Vice President of Product Development for Manheim from 2012 to 2014, General Vice President of Manheim Digital from 2011 to 2012, and General Vice President of Manheim Online Solutions from 2009 to 2011.

Rochester Anderson Jr. Senior Vice President; Chief People Officer	U.S.	Rochester (“Rock”) Anderson is Senior Vice President and Chief People Officer for Parent. Prior to assuming this role, Mr. Anderson was Regional Vice President of Manheim from 2013 to 2014 and Vice President of Human Resources of Manheim from 2010 to 2013.

John Kovac Senior Vice President, Marketing	U.S.	John Kovac is Senior Vice President of Marketing of Parent. Prior to assuming this role, Mr. Kovac was the VP for Marketing and Vice President of Sales Strategy and Business Development for Autotrader in 2013, and the Vice President of Consumer Marketing for Autotrader in 2010 to 2013.

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Purchaser. The current business address of each person is c/o Cox Automotive, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328 and the business telephone number is (678) 645-0000.

Name	Citizenship	Present Principal and Past Material Occupation or Employment
Sanford H. Schwartz President; Director	U.S.	Sandy Schwartz is Director and President of Parent. Prior to assuming these roles, Mr. Schwartz was President of both Manheim and Autotrader from 2013 to 2014, President of Manheim from 2011 to 2013, and President of Cox Media Group, a subsidiary of CEI, from 2009 to 2011.

Joseph Luppino Vice President	U.S.	Joe Luppino is Senior Vice President and Chief Corporate Development Officer of Parent. Prior to assuming this role, Mr. Luppino was Senior Vice President and Chief Financial Officer for Manheim since 2006.

Dallas S. Clement Vice President; Director	U.S.	Dallas Clement is Executive Vice President and Chief Financial Officer of Parent. Prior to assuming these roles, Mr. Clement was Executive Vice President and Chief Financial Officer for Autotrader. Before joining Parent, he was Executive Vice President and Chief Strategy Officer of Cox Communications, a subsidiary of CEI, from 2010 to 2011.

Peter C. Cassat Vice President	U.S.	Peter Cassat is Vice President and General Counsel of Parent. Prior to assuming these roles, Mr. Cassat was Vice President and General Counsel of Autotrader, a subsidiary of Parent, from 2011 to 2014 and a Partner at Dow Lohnes, PLLC from 2000 to 2011.

Shauna S. Muhl Secretary; Director	U.S.	Shauna Muhl is Vice President, General Counsel, and Corporate Secretary of CEI. Prior to assuming these roles, Ms. Muhl was Vice President, Legal, and Corporate Secretary of CEI from 2010 to 2013.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by courier or overnight delivery: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Stockholders may call toll free: (877) 456-3463

Banks and Brokers may call toll free: (888) 750-5834